                                                                      EXHIBIT 12

                 THE WILLIAMS COMPANIES, INC. AND SUBSIDIARIES

           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                   AND PREFERRED STOCK DIVIDEND REQUIREMENTS

                                                           YEARS ENDED DECEMBER 31,
                                              --------------------------------------------------
                                                2003      2002*      2001*      2000*     1999*
                                              --------   --------   --------   --------   ------
                                                            (DOLLARS IN MILLIONS)
Earnings:
  Income (loss) from continuing operations
     before income taxes, extraordinary gain
     (loss) and cumulative effect of change
     in accounting principles...............  $   51.6   $ (877.4)  $1,159.4   $1,106.1   $154.9
  Add:
     Interest expense -- net................   1,240.9    1,132.3      654.9      588.7    461.9
     Rental expense representative of
       interest factor......................      26.6       23.8       23.8       23.1     24.0
     Minority interest in income and
       preferred returns of consolidated
       subsidiaries.........................      19.4       41.8       71.7       56.8     33.1
     Interest accrued -- 50% owned
       companies............................       4.8        3.2        9.0        8.7      7.5
     Equity losses in less than 50% owned
       companies............................       5.5       20.6       27.9       16.5     13.0
     Other..................................       (.7)      18.5        6.6      _(8.7)    (4.1)
                                              --------   --------   --------   --------   ------
          Total earnings as adjusted plus
            fixed charges...................  $1,348.1   $  362.8   $1,953.3   $1,791.2   $690.3
                                              ========   ========   ========   ========   ======
Fixed charges and preferred stock dividend
  requirements:
     Interest expense -- net................  $1,240.9   $1,132.3   $  654.9   $  588.7   $461.9
     Capitalized interest...................      45.5       27.3       36.9       32.1     19.6
     Rental expense representative of
       interest factor......................      26.6       23.8       23.8       23.1     24.0
     Pre-tax effect of our preferred stock
       dividend requirements................      47.8       33.6         --         --      5.1
     Pre-tax effect of preferred returns of
       subsidiaries.........................        --       15.2       59.1       44.2     26.7
     Interest accrued -- 50% owned
       company..............................       4.8        3.2        9.0        8.7      7.5
                                              --------   --------   --------   --------   ------
          Combined fixed charges and
            preferred stock dividend
            requirements....................  $1,365.6   $1,235.4   $  783.7   $  696.8   $544.8
                                              ========   ========   ========   ========   ======
Ratio of earnings to combined fixed charges
  and preferred stock dividend
  requirements..............................        (a)        (a)      2.49       2.57     1.27
                                              ========   ========   ========   ========   ======

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 *  Certain amounts have been restated or reclassified as described in Note 1 of
    Notes to Consolidated Financial Statements.

(a) Earnings were inadequate to cover combined fixed charges and preferred stock dividend requirement by $17.5 million and $872.6 million for the years ended December 31, 2003 and 2002, respectively.